Larry W. Shackelford	Direct Dial: 404-885-3926
larry.shackelford@troutmansanders.com	Direct Fax: 404-962-6548
May 11, 2007
VIA EDGAR
Mr. Mark Kronforst
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE, Room 4561
Washington, DC 20549

Re:	Manhattan Associates, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 13, 2007 Form 8-K Filed February 7, 2007 File No. 000-23999
Dear Mr. Kronforst:
     On behalf of Manhattan Associates, Inc. (the “Company”), we are writing in response to comments of the Staff set forth in the Commission’s letter dated April 30, 2007. The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.
     We respond to the specific comments of the Staff as follows:
     Form 10-K for the Fiscal Year Ended December 31, 2006
Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 48
1.	Please provide us with the following with respect to your arrangements that are accounted for using contract accounting:
Atlanta • Hong Kong • London • New York • Newark • Norfolk • Raleigh
Richmond • Shanghai • Tysons Corner • Virginia Beach • Washington, D. C.

Troutman Sanders llp
A T T O R N E Y S A T L A W
Mr. Mark Kronforst
Securities and Exchange Commission
May 11, 2007

•	Identify the elements that are provided in connection with these arrangements and explain how you account for each element;

•	Tell us how you estimate revenue for purposes of applying contract accounting and explain why your disclosures in this section and your MD&A do not provide such information; and

•	Indicate whether you allocate revenue relating to these arrangements to individual revenue line items within your statements of operations and, if so, explain how.
     As part of your response, refer to the relevant accounting guidance as necessary.
Response:
     The Company had no arrangements during 2006 that were accounted for using contract accounting. During 2005 and 2004, revenue related to arrangements accounted for using contract accounting represented less than 1% of the Company’s total revenue.
     The Company’s arrangements typically include software licenses, customer support and software enhancements, and consulting and implementation services. In accordance with SOP 97-2, “Software Revenue Recognition,” the Company recognizes substantially all of its software license revenues when: (1) it obtains a signed contract; (2) it has delivered the product; (3) the license fee is fixed or determinable; and (4) collection is probable.
     However, if an arrangement includes significant software customization or modifications, in accordance with paragraphs 7, 74 and 75 of SOP 97-2, the Company applies contract accounting. Specifically, the Company recognizes license and services revenues using the percentage of completion method, in conformity with ARB No. 45, “Long-Term Construction-Type Contracts,” using the relevant guidance in SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The Company determines the percentage of completion based on labor hours incurred relative to the total estimated labor hours. The Company determined that labor hours was the most appropriate measure to use because the Company has a long history of performing services and have substantial experience in estimating the total hours required to complete the required tasks. Therefore, the Company is able to reasonably estimate these input measures, making them the most reliable measure to recognize revenue under contract accounting. The Company allocates revenue to implementation services (if included as a separate element in the arrangement) based on Vendor Specific Objective Evidence of fair value (“VSOE”) which it establishes based on the service prices that it charges other customers. The Company then allocates the residual amount as

Troutman Sanders llp
A T T O R N E Y S A T L A W
Mr. Mark Kronforst
Securities and Exchange Commission
May 11, 2007

license fees which are recognized based on the percentage of completion method. The Company includes services and license revenues under these arrangements in their respective line items in the statements of income.
     The Company follows the guidance of TPA 5100.49, “Application of Contract Accounting in Software Arrangements (Part II),” to recognize any related customer support and software enhancements revenue. According to the TPA, if VSOE has been established for post-contract customer support (“PCS”) related services, the PCS-related services should be accounted for separately from the balance of the arrangement that is being accounted for under contract accounting. The Company has established VSOE for its customer support and software enhancements, and thus recognizes this revenue ratably over the underlying support period in accordance with SOP 97-2, paragraph 57. The revenue is included in the services line item in the statements of income.
     The Company did not deem these additional disclosures to be necessary for its December 31, 2006 10-K due to the insignificance of the related revenues.
2.	We note that your revenue recognition policy refers to hosting arrangements. Describe these arrangements and the related accounting to us and explain why your policy does not specifically address them. Refer to EITF 00-3.
Response:
     The Company’s hosting revenue represents less than 2% of its total revenue for 2006, 2005, and 2004, respectively. These revenues are included in license revenues in the statements of income.
     The Company offers hosting services on certain of its software products under arrangements in which the end users typically do not have the contractual right to take possession of the software. According to EITF 00-3, SOP 97-2 only applies to hosting arrangements in which the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Thus, the Company recognizes revenue from these arrangements pursuant to SAB Topic 13 and EITF 00-21. The entire arrangement fee is recognized as one unit of account ratably over the hosting term which is generally renewed on an annual basis.
     In situations where end users do have the contractual right to take possession of the software, the Company evaluates the arrangement in accordance with EITF 00-3. The Company

Troutman Sanders llp
A T T O R N E Y S A T L A W
Mr. Mark Kronforst
Securities and Exchange Commission
May 11, 2007

evaluates any contractual early termination penalties related to the hosting services as well as the feasibility and cost for the customer to either run the software on its own hardware or host the software with an unrelated hosting service provider. If the Company concludes that the customer will not incur significant penalties or cost upon taking possession of the software (defined as 10% or more of the total arrangement fee), then the Company accounts for the software license element of the arrangement under SOP 97-2. The Company recognizes the hosting services as they are performed during the hosting term based on the fair value of the hosting services.
     The Company did not deem these additional disclosures to be necessary for its December 31, 2006 10-K due to the insignificance of the related revenues.
3.	Please describe your software enhancement subscription offerings and indicate whether these offerings include multiple elements. Explain why these arrangements are accounted for as subscriptions and indicate in which line items this revenue is classified.
Response:
     The Company offers a comprehensive program that provides its customers with PCS which includes customer support and unspecified software upgrades and enhancements, when and if it makes them generally available. The Company offers 24x7 customer support plus these unspecified software upgrades for an annual fee paid in advance. In accordance with SOP 97-2, paragraph 57, the Company recognizes this PCS revenue ratably over the term of the agreement, typically 12 months. This revenue is included in the Company’s services revenue. To avoid confusion, in future filings the Company will remove references to subscription offerings from the description of its PCS services and will refer to PCS as customer support and software enhancements.
8. Reporting Segments, page 6
4.	Tell us how you considered the disclosure requirements of paragraph 37 of SFAS 131. In this regard, we note that you discuss two separate product groupings in MD&A (warehouse and non-warehouse) and services revenue contains professional and support services.
Response:
     Paragraph 37 of SFAS 131 indicates that revenues should be reported for each product and services group unless it is impracticable to do so. The Company has historically evaluated this requirement and concluded that it has only one product and services group, supply chain management solutions. The Company's initial product and service offerings were centered on warehouse management products and services. However, the Company’s strategy over the past several years has been focused on continuing to build and expand its functionality through internal development and acquisitions which allows the Company to participate in the broad supply chain management solutions market. As a result of this long-term strategy, the Company sells supply chain management software products and services that help its customers make their supply chains more efficient and effective. Although there are a number of individual products sold, these products all provide functionality aimed at improving management of a customer’s supply chain. The Company markets its products and services as a complete solution and typically provides bundled software package pricing to its customers. The Company’s sales, software development and services teams are managed by the same senior management personnel who are organized geographically and not along product lines consistent with the Company’s overall strategy of providing comprehensive supply chain solutions to its customer base. Based on these facts, the Company historically concluded that it had only one solution group and that no further disclosures were required under paragraph 37 of SFAS 131.
     However, the Company does disclose to investors the approximate percentage of warehouse versus non-warehouse management license revenue to illustrate the continued diversification in its solutions from its warehouse management background. Therefore, the Company has reconsidered its disclosures in light of the Staff’s comment and in the context of these MD&A disclosures. In future filings, the Company will include additional separate disclosure of warehouse versus non-warehouse management license revenue as well as separate disclosure of professional services and customer support and enhancements revenue.
     Supplementally, the Company advises the Staff that license revenue from warehouse and non-warehouse product groups was $38 million and $29 million, $31 million and $26 million, and $26 million and $24 million during the twelve months ended December 31, 2006, 2005, and 2004, respectively. Professional services and customer support and software enhancements was $137 million and $58 million, $117 million and $49 million, and $101 million and $40 million during the twelve months ended December 31, 2006, 2005, and 2004, respectively.

Troutman Sanders llp
A T T O R N E Y S A T L A W
Mr. Mark Kronforst
Securities and Exchange Commission
May 11, 2007

Form 8-K Filed February 7, 2007
Exhibit 99.1
5.	We believe the columnar format of the “Non-GAAP Condensed Consolidated Statements of Operations” appearing in your earnings release furnished in Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
Response:
     To address the issues raised by the Staff above, in future filings that involve the use of non-GAAP financial measures, the Company will revise its disclosure to comply with Item 10 of Regulation S-K and remove the current columnar format of the “Non-GAAP Condensed Consolidated Statements of Operations” so as to not convey a non-GAAP set of financial statements. In such filings, the Company will present the individual non-GAAP measures in a line item format which conforms to Section II.A.2 of SEC Release 33-8176 and Item 10 of

Troutman Sanders llp
A T T O R N E Y S A T L A W
Mr. Mark Kronforst
Securities and Exchange Commission
May 11, 2007

Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
     The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 10-K and the Form 8-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope the foregoing information allows the Staff to resolve the outstanding issues regarding the Form 10-K and the Form 8-K. If you have any questions regarding this filing, please do not hesitate to contact me at 404-885-3926.

Sincerely, TROUTMAN SANDERS LLP
/s/ Larry W. Shackelford
Larry W. Shackelford, Esq.

cc:	Peter F. Sinisgalli, Manhattan Associates, Inc. Dennis B. Story, Manhattan Associates, Inc. David Dabbiere, Esq., Manhattan Associates, Inc.